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                     [U.S. HOMECARE CORPORATION LETTERHEAD]




                                 April 15, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7-6
Attention:  William L. Tolbert, Jr., Branch Chief

                                 Re:    U.S. HomeCare Corporation
                                        File No. 333-4791

Dear Mr. Tolbert:

         Due to the passage of almost a full calendar year since the filing of the above-referenced registration statement on Form S-3 (the "Registration Statement") filed May 30, 1996, U.S. HomeCare Corporation (the "Registrant") hereby applies for the withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant has taken no further action with respect to the Registration Statement since the initial filing and does not consider the information contained therein to be current. Please advise us as to when an order for withdrawal may be issued.

         Thank you for your kind help with this matter. Please do not hesitate to call me at (860) 278-7242, ext. 16 if you have any questions.

Sincerely,



/s/ Gerald J. Boisvert, Jr.
---------------------------
    Gerald J. Boisvert, Jr.
    Vice President, Finance and Administration
    and Chief Financial Officer

cc: Ellen Corenswet, Esq.